Mail Stop 4-6


								October 8, 2004

Andrew Brown
Ramp Corporation
33 Maiden Lane, 5th Floor
New  York, NY  10038

	Re:    	Ramp Corporation
		Preliminary Proxy Statement
		Filed on October 1, 2004
		File No. 1-15805

Dear Mr. Brown:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2:  Reverse Stock Split
1. We note from your disclosure in the Form 10-K for the period ended
December 31, 2003 that there were 547 holders of record of your common stock as of March 31, 2004. Please clarify whether or not shareholders could be eliminated as a result of the reverse split. If shareholders are eliminated, what is the minimum number of record shareholders that you expect to have following the reverse split?
2. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.

Proposal 3:  2005 Stock Incentive Plan
3. Revise the third paragraph under Proposal 3 to state that you are providing a materially complete summary of the 2005 Stock Incentive
Plan. Eliminate statements that the description does not purport to be complete and is qualified in its entirety by reference to the full text of the plan. See Item 10(a)(1) of Schedule 14A, which requires that you provide a brief description of the material features of the plan.
4. You disclose that the 2005 Stock Incentive Plan is designed, among other purposes, to compensate both current and former employees of the company to whom the company has commitments or obligations.
It
appears therefore that you have current plans, commitments or arrangements to issue stock awards under the Incentive Plan. Please provide the information required under the new plan benefits table and all other applicable information required by Item 10 of Schedule
14A.  Please see SEC Release 34-45189.

      As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please address any questions regarding the comments to Maryse
Mills-Apenteng at (202) 942-1861 or, if you require further assistance, to Tangela Richter at (202) 942-1837.

							Sincerely,



							Barbara C. Jacobs
							Assistant Director

cc:  	Via facsimile:  212-704-6288
      Stephen Cordaro
	Jenkens & Gilchrist
	405 Lexington Avenue
	New York, NY  10174